Mail Stop 6010
Via Facsimile and U.S. Mail

August 28, 2008

Mr. M. E. "Hank" Durschlag
Acting Chief Executive Officer
HealthSport, Inc.
7633 E. 63rd Place, Suite 220
Tulsa, Oklahoma 74133

> **Re:** **HealthSport, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **File No. 0-23100**

Dear Mr. Durschlag:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Stock Option Plans, page 31

1. You adopted SFAS 123R in the first quarter of 2006. However, you recognized 2007 stock compensation expense of $1,536,423 based on "amortization of the intrinsic

value of common stock options" and continue to present the contra equity account "Intrinsic Value of Common Stock Options." Please explain how this accounting treatment complies with SFAS 123R.

Note 2: Acquisitions

Innozen, Inc. page 34

2. Please provide us with the analysis supporting your conclusion that Healthsport was the acquiring entity in this acquisition. Specifically address a. through e. in paragraph 17 of SFAS 141.

3. You disclose that patent costs include "costs allocated to the proprietary technology for formulation of the thin film" and trade secrets include "costs allocated to our formulations." Also, you state that only 5 patents exist, all of which are pending, and that 82% of InnoZen's 2006 sales were to three customers. Please provide us a summary that explains how the fair value of the acquired capitalized patent and trade secret costs, trademarks and client lists were determined. In your summary, provide a break down showing the amount allocated to each asset and explain the methodology and key assumptions used in this determination.

4. It appears that your acquisition of InnoZen includes the settlement of a preexisting relationship. Please provide the disclosures required by paragraph 8 of EITF 04-1 or explain to us why these disclosures are not necessary.

5. In your September 20, 2007 Form 8-K/A, InnoZen discloses that it entered into a distribution contract with Schering-Plough whereby it was granted an exclusive royalty free license to distribute, market, offer to sell and import your film strip products in Australia, New Zealand, Singapore, Indonesia, Pakistan, Hong Kong, Taiwan, Vietnam, Malaysia, Thailand, Philippines, India and China. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include the significant terms of this contract or explain why it was not included in your filing. Also, explain the impact of this distribution agreement on your valuation of InnoZen intangible assets.

6. In your September 20, 2007 Form 8-K/A, InnoZen discloses that sales were significantly concentrated with three customers in 2006. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include this information or explain why it was not included in your filing.

7. You disclose the 2006 pro forma impact of the InnoZen acquisition as resulting in a net loss of $3,571,337 and net loss per share of $0.15. However, in your September 20, 2007 Form 8-K/A, the corresponding amounts disclosed were a net loss of $6,354,009 and net loss per share of $0.27. Please explain to us the factors that

produced these material differences. Revise your disclosure in your Form 10-K, as appropriate.

Item 9(A)T: Controls and Procedures

(b) Changes in Internal Controls, page 47

8. Please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (your fourth quarter in an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. See paragraph (b) of Item 308T of Regulation S-K. This comment also applies to your disclosure in your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Exhibits 31.1 and 31.2

9. Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses internal control over financial reporting, and describe your responsibilities for the design and operation of internal controls over financial reporting as required under paragraph 4(b). This comment also applies to the certifications filed with your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant